Exhibit 21

List of Subsidiaries of Remedent, Inc.

We have the following wholly owned subsidiaries:

(1)	Remedent N.V., a Belgium corporation (“Remedent NV”);
(2)	Remedent Professional Holdings, Inc., a California corporation;
(3)	Remedent Professional, Inc., a California corporation (a subsidiary of Remedent Professional Holdings, Inc.), and
(4)	Glamtech-USA, Inc., a Delaware corporation (“Glamtech”).

Further, we have partial ownership interests in the following entities:
(i)	Remedent OTC BV, a Belgium corporation (“Remedent OTC”) – Remedent, Inc. has 50% ownership interest in Remedent OTC
(ii)	Sylphar Holding BV, a Dutch holding company (“Sylphar Holding”) (wholly owned subsidiary of Remedent OTC)
(iii)	Sylphar N.V., a Belgium corporation (wholly owned subsidiary of Sylphar Holding)
(iv)	Sylphar USA, Inc., a Nevada corporation (wholly owned subsidiary of Sylphar Holding)
(v)	Remedent Asia Pte Ltd, a Singapore company (wholly owned subsidiary of Sylphar Holding)